300 North LaSalle Dr.
Chicago, IL 60654-3406

Direct Tel: 312 728 9158
Mobile: 312 927 0860

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ruairi James Regan, and Pamela Long

Re:	Cardinal Infrastructure Group Inc. (f/k/a Civil Infrastructure Group Inc.)
Amended Draft Registration Statement on Form S-1 Submitted September 16, 2025
CIK No. 0002079999

Ladies and Gentlemen:

On behalf of Cardinal Infrastructure Group Inc. (the “Company”), we submit this letter in response to the comment letter received by the Company on September 24, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Draft Registration Statement on Form S-1 previously confidentially submitted by the Company on September 16, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is being confidentially submitted herewith, and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Summary Historical and Pro Forma Financial and Other Data, page 17

1.	We note your response to our prior comment 7 and your calculations of gross profit and adjusted gross profit. Please ensure that the gross profit amounts on page 18 are consistent with the amounts on page 76.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 19 of Amendment No. 2.

Our principal asset upon completion of the offering ...., page 38

2.	Please revise disclosure in this risk factor for consistency with disclosure on page 116 regarding Cardinal's distributions to its members. Specifically, clarify which amounts will be distributed on a pro rata basis among you and the Continuing Equity Holders. and which will be distributed on a non-pro rata basis. In this regard, we note that payments under the Tax Receivable Agreement are grouped together with both pro rata taxable income allocations and non-pro rata operating expenses as described at the bottom of page 38. In addition, in connection with prior comment 18 and your revised disclosure on page 116, please also clarify if true that the receipt by the Continuing Equity Holders of a portion of the pro rata distribution from Cardinal in respect of the Tax Receivable Agreement does not impact or offset the amount of the payment that you will be required to make to Continuing Equity Holders under the Tax Receivable Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 38 of Amendment No. 2.

Brussels    Chicago     Dallas      Frankfurt     Hamburg      Houston     London Los Angeles

Milan     Munich     New York     Palo Alto     Paris     Rome      San Francisco    Washington

September 26, 2025

Capitalization, page 55

3.	We note you have populated the first column in your capitalization table. Please revise the amount of total capitalization for accuracy, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 of Amendment No. 2.

Index to Financial Statements, page F-1

4.	We note your response to our prior comment 19. We further note your reference to a $40 million acquisition of an unidentified entity on page 53. Please tell us if you consider this newly referenced acquisition to be probable, and tell us how you made your determination. To the extent you determine this newly reference acquisition to be probable, please tell us how such acquisition impacts your significance tests. Reference is made to Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company currently intends to complete the acquisition prior to the public filing of the registration statement and will identify in a future amendment the target company and provide additional information with respect to the target, including financial metrics, and the transaction. The Company has concluded that the acquisition will be “significant” under the “investment test” described in Rule 1-02(w)(1)(i) at approximately the 27% level solely because the Company’s common equity is not yet traded. Given that the significance of the acquisition does not exceed any of the three tests at the 50% level and the Company expects that the date of the final prospectus for its proposed initial public offering will be no more than 74 days after the date of the acquisition if consummated, we believe that standalone financial statements for the target and pro forma financial information for the Company are not required in the registration statement under Rule 3-05(b)(4)(i). Instead, the Company intends to file the required financial statements and pro forma information on a Form 8-K within 74 days of the closing of that acquisition and will disclose its intention to do so in the registration statement.

We would like to express our appreciation in advance for your prompt attention to Amendment No. 2 and are available to discuss any of the Company’s responses with you at your earliest convenience. If you have any questions regarding the foregoing responses or the Amendment No. 2, please do not hesitate to contact me by direct telephone at 312-728-9158.

Very truly yours,

/s/ Edward S. Best
Edward S. Best

Enclosure

cc:	Jeremy Spivey, Chief Executive Officer Cardinal Infrastructure Group Inc.

Mike Rowe, Chief Financial Officer, Cardinal Infrastructure Group Inc.

Tiffany Gidley, General Counsel, Cardinal Infrastructure Group Inc.